Exhibit 99.1

Zhihu Inc. Announces Board Changes

BEIJING, China, May 16, 2022 — Zhihu Inc. (NYSE: ZH; HKEX: 2390) (“Zhihu” or the “Company”), the operator of Zhihu, a leading online content community in China, today announced the appointment of Mr. Dingjia Chen as a director of the Company. In addition, Mr. Jiatong Peng has tendered his resignation as a director of the Company, due to his other business engagements which require more of his dedication. These changes are effective on May 16, 2022.

Mr. Dingjia Chen has served as the chief technology officer of Kuaishou Technology (HKEX: 1024) since November 2015, primarily responsible for its technology development, product testing, operation maintenance, and certain new businesses. Before joining Kuaishou, Mr. Chen worked at Tencent Technology (Shenzhen) Co., Ltd. from July 2005 to January 2015, and Guangzhou Tencent Technology Co., Ltd. from February 2015 to October 2015, where he served various roles including group leader, chief leader, and assistant general manager. Mr. Chen received his bachelor’s degree in computer software from the School of Software, Tsinghua University in July 2005.

“We are pleased to welcome Mr. Dingjia Chen to our board,” said Mr. Yuan Zhou, chairman of the board and chief executive officer of the Company. “Mr. Chen’s expertise in business and technology will significantly contribute to our corporate and technology development. We look forward to working with Mr. Chen going forward. Meanwhile, on behalf of the board, I would like to thank Mr. Jiatong Peng for his contribution to our company during his tenure and wish him all the best in his future endeavors.”

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH) is the operator of Zhihu, a leading online content community in China, dedicated to empowering people to share knowledge, experience, and insights, and to find their own answers. Zhihu fosters a vibrant online community where users contribute and engage while respecting diversity and valuing constructiveness by promoting a culture of sincerity, expertise, and respect developed through years of cultivation. Zhihu is China’s largest Q&A-inspired online community and one of the top five Chinese comprehensive online content communities, both in terms of average mobile monthly average users and revenue in 2021. For more information, please visit https://ir.zhihu.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “future,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

The Piacente Group, Inc.

Helen Wu

Tel: +86 (10) 6508-0677

Email: zhihu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: zhihu@tpg-ir.com